HSBC Investor Funds

Special Meeting of Shareholders (unaudited)

At the Special Meeting of Shareholders of HSBC Investor Equity Fund
 (the "Fund"), a series of the HSBC Investor Funds (The "Trust"), held on February 27, 2004, shares were voted as follows on one proposal presented to the Shareholders:

1. 	To approve or disapprove an Agreement and Plan of
 Reorganization providing for the acquisition of all of the assets of the Fund by the HSBC Investor Growth Fund ("Growth Fund") and the HSBC Investor Value Fund ("Value Fund"), each a separate series of the Trust, and the assumption of all liabilities of the Fund by the Growth Fund and the Value Fund in exchange for shares of the Growth Fund and the Value Fund and the subsequent liquidation of the Fund.

 For                      Against                         Abstain
3,338,217 (99.00%)        4,353 (0.72%)                   9,222 (0.27%)